For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Announces a New Platinum Group Metal Zone on its River Valley Project, Sudbury, Ontario

  Discovery of a new PGM[1] mineralized zone (Spade Zone) on its River Valley Property
  Assays up to 8m @ 0.81 gpt[2] Pd, 0.31 gpt Pt, 1.18 gpt 3E[3], 0.04% Ni, 0.09% Cu from 184 m down hole
  Hosted internally within the River Valley Intrusion, stratigraphically above the typical contact style PGM mineralization.
  Further zone delineation drilling planned

June 19, 2012, Vancouver, BC – Pacific North West Capital Corp. (TSX: “PFN”; OTCQX: PAWEF; Frankfurt: P7J) is pleased to announce assay results for exploration drill holes in the River Valley 2012 phase I exploration program on its 100% owned River Valley PGM Property, located within 100 km northeast of Sudbury, Ontario. This phase of exploration focused on drill testing three targets internally within the River Valley Intrusion Complex (RVIC) for reef style platinum group metal (PGM) mineralization (Figure 1). Significant intercepts are listed in Table 1 and discussed below.  Details of the drill hole locations and orientations are provided in Table 2.

Spade Zone

The three drill holes at Spade Zone were designed to test an olivine-bearing gabbronorite unit for PGM mineralization, in follow-up to an intercept in a single hole (SL-01) drilled in the hanging wall to the Azen Zone in 2006.  All three holes intersected wide intervals of gabbronorite hosted PGM-Cu-Ni sulphide mineralization (Figure 2). Drill hole SL008 was drilled on the same section, but at a stepper angle than SL-01 in order to test for continuity of the mineralization at depth.  SL008 intersected two sequences of olivine gabbronorite hosting 3-5 % sulphides, from 34 metres to 166 metres down hole and from 180 to 261 metres down hole, samples which returned anomalous PGM assays and elevated nickel and copper assays. The best composited assay result was a 0.83 gpt 3E over 14 metres, from 182 to 196 metres down hole, including 1.04 gpt 3E over 4 metre from 186 to 190 metres down hole.

Drill hole SL009 was collared 75 metres to the east of SL008. The hole intersected a sequence of olivine gabbronorites from 77 to 99 metres down hole and gabbronorites from 173 to the 308 metre down hole. From 188 metres to 296 metres, the hole intersected a broad interval of 0.3-0.9 gpt 3E assays.  The best composite assay from this interval was 1.16 gpt over 3 metres from 271 metres.

[1] PGM=Platinum Group Metals
[2] gpt= grams per tonne
[3] Pd+Pt+Au= Palladium + Platinum + Gold (aka 3E)

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Drill hole SL010 was drilled 50 metres east of SL008. The hole was collared in a sequence of gabbronorite-olivine gabbronorites that continued to 253 metres down hole. Assays from several intervals within the gabbronorite returned anomalous results for PGM+Au. The best composite assays were 1.18 gpt 3E over 8 metres from 184-192, including 2.36 gpt 3E over 2 metres.

Figure 1- Collar location map for the 2012 exploration drill holes on the River Valley Property, Sudbury region

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Figure 2. Spade Zone Drill Holes Cross Section Drill Holes Location Map

The drill results for the 2012 program combined with the previous drilling reveal the presence of a previously unrecognized PGM mineralized zone, hereafter referred to as the Spade Zone, which is actually separate and apart from the Azen Zone (Figure 3). At this stage, the Spade Zone has been traced for only 125 metres along strike and from 80 metres to 200 metres depth. The zone is open along strike and up- and down-dip, and additional infill and extensional drilling has been recommended for this area.

Its location internally within the River Valley Intrusion means that Spade Zone represents stratiform or reef type PGM mineralization, rather than contact type PGM Mineralization like the underlying Azen Zone (more typical of River Valley PGM mineralization). Furthermore, higher values of Mg, Ni/Pd and Cu/Pd and lower Al, PGM and Pd/Pt suggest host rocks and contained sulphides at Spade Zone that are comparatively less fractionated. These results provide encouragement for systematic PGM exploration internally within the intrusion, using an exploration model based on multiple magmatic pulses in a dynamic system.

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Other Targets

The three holes drilled at the Dragon target (Figure 1) were designed to test for PGM mineralization below mineralized grab samples of olivine gabbronorite.  The holes intersected mineralized intercepts from 8 metres to 35 metres wide at shallow depths.  Drill hole DZ001 returned the best assay results: 2m @ 1.84 gpt 3E, including 1m @ 2.55 gpt 3E.

Figure 3. Plan view of the New Mineralized zone at Spade Zone (new mineralization zone is not to scale). This map shows the presence of a second PGM mineralized zone within the River Valley Intrusion.

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The three holes drilled at the East Banshee target (Figure 1) were designed to test an internal IP anomaly for PGM mineralization.  The holes did not return any significant PGM assay results. The IP anomaly is explained by the presence of gabbro with up to 10% magnetite grains.

Table 1- Composited assay results for the 2012 exploration drill holes at Spade Lake

Hole No.	From (m)	To (m)	Length of the Intersect (m)	Pt (gpt)	Pd (gpt)	Au (gpt)	3E (gpt)	Ni (%)	Cu (%)
SL008	182	196	14	0.22	0.61	0.05	0.83	0.04	0.10
Including	186	190	4	0.29	0.75	0.07	1.04	0.05	0.13
SL009	271	278	7	0.24	0.65	0.03	0.92	0.05	0.07
Including	271	274	3	0.3	0.83	0.04	1.17	0.08	0.10
And	277	278	1	0.5	1.64	0.09	2.23	0.03	0.12
SL010	184	192	8	0.31	0.81	0.06	1.18	0.04	0.09
Including	186	189	3	0.56	1.5	0.1	2.16	0.08	0.15

Table 2-Drill hole collar and end of hole Information

Hole No.	Easting	North	Elevation	Az	Dip	EOH (m)
SL008	558746	5167457	270	360	-60	321
SL009	558792	5167449	268	360	-50	335
SL010	558691	5167424	267	360	-50	288

Qualified Person Statement

This news release has been reviewed and approved for technical content by Ali Hassanalizadeh M.Sc. P.Geo, Vice President, Exploration for PFN, a Qualified Person under the provisions of National Instrument 43-101.

About River Valley Project

In January 2011, Pacific North West Capital Corp. successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited. The River Valley Project is one of North America's most advanced primary PGM deposits. The project has excellent infrastructure support and is located 100 km from the city of Sudbury, Ontario, Canada’s largest nickel‐copper‐PGM mining and metal recovery centre.

River Valley is one of the largest undeveloped primary PGM Projects in North America.

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Table 3. NI43‐101 Compliant Mineral Resources for the River Valley PGM Project

Notes to Mineral Resources in above table

1.	The mineral resource estimates in this press release use the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The mineral resource estimates provided in this report are classified as “measured”, “indicated”, or “inferred” as defined by CIM. According to the CIM definitions, a Mineral Resource must be potentially economic in that it must be “in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction”.
2.	For the River Valley project, a palladium equivalent (PdEq) cut-off grade was assigned based on economic assumptions from comparisons to other projects, and was used in the resource estimations. Resources reported in this press release use a cut-off of 0.80 g/t PdEq. Grades have assumed 100% recoveries. The parameters used to generate the PdEq value are provided below:
PdEq=( (Au grade*$Au*Factor1)+(Pt grade*$Pt*Factor1)+(Pd grade*$Pd*Factor1)+(Ni grade*$Ni*Factor2)+(Cu grade*$Cu*Factor2) +(Co grade*$Co*Factor3))/ ($Pd*Factor1)
$Au = US$1271 per oz. $Pt = US$1885 per oz.
$Pd = US$896 per oz. $Ni = US$ 9.74 per lb.
$Cu = US$3.00 per lb.
$Co = US$15.90 per lb.
Factor1 = 0.0321508 (converts ounce per tonne to grams per tonne)
Factor2 = 22.04622 (converts pounds to grade percent)
Factor3 = 0.002205 (converts pounds to ppm)
3.	The mineral resources were estimated using a block model with parent blocks of 10m x 10m x 5m and using ordinary kriging (OK) methods for grade estimation. A total of eight individual mineralized domains were identified. The determination technique of the mineral resource is based on the combination of geological modelling, geostatistics and conventional block modelling using the OK method of grade interpolation. The block model resource estimate prepared by the Tetra Tech, was based on more than 96,980 metres of diamond drilling in 462 diamond drill holes. The assay data was reviewed and a composite interval of 2.0 metres was used. Statistical and Variogram analyses were performed to determine the “nugget effect”.
4.	Rhodium grades were not estimated by the OK methodology. Rhodium values were determined using a regression formula based on the platinum and palladium grades. Rhodium values are not incorporated into the PdEq value. The PdEq value also does not include silver.
5.	The QAQC protocols and corresponding sample preparation and shipment procedures for the River Valley Project have been reviewed and approved by Tetra Tech.

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About Pacific North West Capital Corp

PFN is a mineral exploration company whose philosophy is to be a project generator, explorer and project operator in order to option/joint venture its projects through to production. PFN is focused on the discovery, exploration and development of PGM and nickel‐copper sulphide deposits in geologically prospective regions in North America, particularly Canada. The Company’s key asset is its 100% owned River Valley PGM Project in the Sudbury region of northern Ontario. PFN also has PGM and nickel‐copper projects and properties in northwest Ontario, Saskatchewan, and Alaska, and an option to joint venture a base metal project in northwestern BC’s Golden Triangle region. The Company continues to evaluate PGM and nickel‐copper properties and projects in North America for potential acquisition opportunities.

Please send requests for further information to:

Harry Barr Chairman & CEO Pacific North West Capital corp. Tel: 604-685-1870 Email: hbarr@pfncapital.com	Bill Stone President & COO Pacific North West Capital corp. Tel: 416-368-5268 Email: bstone@pfncapital.com

On behalf of the Board of Directors

Harry Barr
Chairman and CEO

Disclaimer: Neither the TSX nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements: Certain information presented, including discussions of future plans and operations, contains forward-looking statements involving substantial known and unknown risks and uncertainties. These forward-looking statements are subject to risk and uncertainty, many of which are beyond control of company management. These may include, but are not limited to the influence of general economic conditions, industry conditions, fluctuations of commodity prices and foreign exchange rate conditions, prices, rates, environmental risk, industry competition, availability of qualified staff and management, stock market volatility, timely and cost effective access to sufficient working capital or financing from internal and external sources. Actual results, performance, or achievements may differ materially from those expressed or implied by these forward looking statements.

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